Exhibit 99.1

Kitov Pharma Announces ADS Ratio Change

TEL AVIV, Israel, August 12, 2020 -- Kitov Pharma Ltd. (“Kitov”) (NASDAQ/TASE: KTOV), a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, announced today that the Company will change the ratio of its American Depositary Shares (ADSs) to ordinary shares from one (1) ADS representing one (1) ordinary shares to a new ratio of one (1) ADS representing ten (10) ordinary shares. The ratio change will be effective at the beginning of trading on August 21, 2020. The primary purpose of the ADS ratio change is to enable the Company to regain compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market.

For ADS holders, the ratio change will have the same effect as a one-for-ten reverse ADS split. On the effective date, each ADS holder will be required to exchange every ten (10) ADSs then held for one (1) new ADS. The Bank of New York Mellon, the depositary bank, will arrange for the exchange of the current ADSs for the new ones. The Company’s ADSs will continue to trade on the NASDAQ Capital Market under the symbol “KTOV,” although a new CUSIP number 49803V206 has been assigned as a result of the change in the ratio of ADS to ordinary shares. The change in the ADS ratio will have no impact on Kitov’s ordinary shares, which are traded on The Tel Aviv Stock Exchange, and holders of Kitov’s ordinary shares are entirely unaffected by the new exchange ratio for ADSs. Upon effectiveness of the ratio change, each outstanding Series A warrant to purchase one ADS, currently trading on the Nasdaq Capital Market under the symbol “KTOVW,” shall become a warrant to purchase 1/10 of one ADS, at an exercise price of $37.80 per one full ADS. Proportional adjustments will be made to all of the Company's other outstanding non-public warrants to purchase ADSs.

No fractional new ADSs will be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank.

As a result of the change in the ADS ratio, the ADS price is expected to increase proportionally, enhancing the suitability of the ADSs for trading on the Nasdaq Capital Market, although the Company can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than ten times the ADS price before the change.

About Kitov Pharma

Kitov Pharma (Kitov Pharma Ltd.; NASDAQ/TASE: KTOV) is a clinical-stage company focusing on advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, to create successful long-lasting treatments for people with cancer. Kitov’s oncology pipeline includes NT-219 and CM-24. NT-219 is a small molecule targeting the novel cancer drug resistance pathways IRS1/2 and STAT3. Kitov is currently advancing NT-219 as a monotherapy treatment of advanced solid tumors and in combination with cetuximab for the treatment of recurrent or metastatic squamous cell carcinoma of head and neck cancer (SCCHN) in a planned phase 1/2 study. CM-24 is a monoclonal antibody blocking CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways. Kitov plans to advance CM-24 as a combination therapy with anti-PD1 checkpoint inhibitors in selected cancer indications in a phase 1 study followed by a phase 2 for the treatment of non-small cell lung cancer NSCLC and pancreatic cancer. Kitov has entered into a clinical collaboration agreement with Bristol Myers Squibb Company for the planned phase 1/2 clinical trials to evaluate the combination of CM-24 with the PD-1 inhibitor nivolumab (Opdivo®). Kitov is also the owner of Consensi®, a fixed-dose combination of celecoxib and amlodipine besylate, for the simultaneous treatment of osteoarthritis pain and hypertension that was approved by the FDA for marketing in the U.S. Consensi® is being sold in the U.S. by Burke Therapeutics, the marketing partner of Kitov’s U.S. distributor, Coeptis Pharmaceuticals. Kitov has also partnered to commercialize Consensi in China and South Korea. The company is headquartered in Tel Aviv, Israel. For more information, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov's Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, Kitov is using forward-looking statements in this press release when it discusses the expectation of an increase of its ADS price. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219 and CM-24; the process by which early stage therapeutic candidates such as NT219 and CM-24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2019 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov.

Company Contact:

Gil Efron

Deputy CEO & Chief Financial Officer

IR@kitovpharma.com +972-3-933-3121 ext. #105

Investor Relations Contact:

Chuck Padala

chuck@lifesciadvisors.com

+1 646-627-8390